Exhibit 99.1

Safe-T Receives an Order from the Largest Israeli Beverage Company for its SDA and SDE Solutions

HERZLIYA, Israel, December 31, 2018 - Safe-T® (NASDAQ, TASE: SFET), a leading provider of software-defined access solutions for the hybrid cloud, today announced that one of its systems integrators received an order from the largest Israeli beverage company.

The ordered system is an extension of a system currently used by the beverage company, which integrates the Company's SDE and SDA solutions for secure sharing of information through several methods, including granting internal and external users’ permissions to applications via the SDA solution.

The customer's order includes licenses for all of its thousands of users, as well as an annual maintenance subscription for perpetual licenses.

Shahar Daniel, CEO of Safe-T, noted: "This is a strategic order for us. The beverage company is a longtime customer of ours, and they have now decided to use our innovative solutions to more deeply protect their systems. The ordered SDA solution aims to significantly reduce the organization's exposure to attacks, without compromising remote access to its internal applications."

Safe-T's SDA solution is designed to provide organizations with end-to-end data protection by controlling both access and usage. Built on the Company's patented secure reverse access technology, SDA reduces the organization's attack surface by controlling and monitoring the entire application access lifecycle, including permissions.

The solution provides the customer’s external collaboration partners with access to internal organizational applications, while using the organization's authentication method to verify users' credentials. Safe-T's SDA solution enables the company to determine which applications each user can access, as well as to restrict access to certain applications and services without any action required on the remote user's machine. Furthermore, SDA enables customers to publish any type of services and applications with no open ports required and allows bidirectional traffic over outbound connections.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefit of its products and fulfilling customer’s orders. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:
Miri Segal-Scharia, CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com